Rentokil Initial

Group Secretariat
Rentokil Initial plc
Belgrave House
76 Buckingham Palace Road
London SW1W 9RF

Telephone +44 (0)20 7866 3021
Fax +44 (0)20 7866 3803

FILE NO: 82-34878

1 June 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 3 x Schedule 10 – Notification of Major Interests in Shares 6.2 Directorate Change – Board Changes 6.3 Trading Statement – 1st Quarter Trading Update for 3 months ended 31 March 2006

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-8663021.

Yours faithfully

Paul Griffiths
Director Group Secretariat

Rentokil Initial

Holding(s) in Company

Rentokil Initial PLC
22 May 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Franklin Resources, Inc. (and affiliates)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York, London	6,822,313
JP Morgan/Chase, London	151,539,950
Citibank Nominees Ltd, London	4,638,304
Clydesdale Bank plc, London	2,672,940
Euroclear Bruxelles BIC Mgt, London	105,670
HSBC Bank, London	3,563,111
Mellon Bank, London	18,424,471
Merrill Lynch, London	1,637,300
Northern Trust Company, London	9,479,344
Royal Trust Corp of Canada, London	7,647,540
State Street Nominees Ltd, London	27,620,502

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

21,555,479

8. Percentage of issued class

1.19%

9. Class of security

Ordinary 1p

10. Date of transaction

18 May 2006

11. Date company informed

19 May 2006

12. Total holding following this notification

232,514,145

13. Total percentage holding of issued class following this notification

12.84%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 020 78663021

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification

22 May 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

Holding(s) in Company

Rentokil Initial PLC
22 May 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of holdings of shareholders referred to in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

For Barclays plc through subsidiary companies - Barclays have voting rights

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

10,416,066

8. Percentage of issued class

0.57%

9. Class of security

Ordinary 1p

10. Date of transaction

17 May 2006

11. Date company informed

19 May 2006

12. Total holding following this notification

64,326,415

13. Total percentage holding of issued class following this notification

3.55%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 020078663021

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification

22 May 2006

Rentokil Initial

Holding(s) in Company

Rentokil Initial PLC
16 May 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays plc

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

For Barclays plc through subsidiary companies - Barclays have voting rights

5. Number of shares / amount of stock acquired

20,519,452

6. Percentage of issued class

1.13%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 1p

10. Date of transaction

10 May 2006

11. Date company informed

15 May 2006

12. Total holding following this notification

74,742,481

13. Total percentage holding of issued class following this notification

4.12%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 020 7866 3021

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification

16 May 2006

Rentokil Initial

Directorate Change

Rentokil Initial PLC
17 May 2006

17 May 2006

RENTOKIL INITIAL plc - BOARD CHANGES

Rentokil Initial plc announces that as at the conclusion of its annual general meeting tomorrow, the following changes will take effect:

1. Mr Ron Spinney and Mr Paul Mason will resign as non-executive directors.

2. Mr Alan Giles, the chief executive of HMV Group plc, will join the board as a non-executive director and a member of the audit and remuneration committees.

3. Mr Peter Long, who joined the board in 2002, will succeed Mr Spinney as the senior independent non-executive director and as chairman of the remuneration committee. At the same time, Mr Long will relinquish his membership of the audit committee.

4. Mr Duncan Tatton-Brown, who joined the company as a non-executive director in 2005, will become a member of the remuneration committee as well as

a member of the audit committee.

For further information:

Shareholder/analyst enquiries:	
Robert Ward-Jones, Company Secretary	Rentokil Initial plc
Lisa Williams, IR Manager	Tel: 020 7866 3000
Media enquiries:	
Kate Holgate	Brunswick Group
John Sunnucks	Tel: 020 7404 5959

Notes to editors:

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 80,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include textiles and washroom services, pest control, tropical plants, electronic security, parcels delivery and facilities services.

Rentokil Initial

Trading Statement

Rentokil Initial PLC
04 May 2006

4 May 2006

RENTOKIL INITIAL PLC

FIRST QUARTER TRADING UPDATE FOR THE 3 MONTHS ENDED 31 MARCH 2006

£m	Q1 06	Q1 05	% change
Continuing Operations (1) - at 2005 constant exchange rates (2)			
Revenue	535.1	488.5	9.5%
Operating profit (3)	60.8	71.8	(15.3%)
Adjusted operating profit (4)	64.3	72.8	(11.7%)
Profit before income tax (3)	50.4	62.1	(18.8%)
Adjusted profit before income tax (4)	53.9	63.1	(14.6%)
Continuing Operations (1) - at actual exchange rates			
Revenue	539.5	488.6	10.4%
Operating profit	54.4	66.5	(18.2%)
Operating profit analysed as:			
Operating profit (before amortisation of customer lists & exceptional items)	61.1	72.1	(15.3%)
- Amortisation of customer lists	(5.4)	(5.6)	3.6%

- Exceptional items	(1.3)	-	-
Share of profit from associates (net of tax)	0.6	0.6	-
Net interest payable	(11.0)	(10.4)	(5.8%)
Profit before income tax	44.0	56.7	(22.4%)
Operating cash flow	27.5	35.2	(21.9%)
Free cash flow (5)	13.8	16.8	(17.9%)

(1) All figures are for continuing operations and are unaudited and unreviewed. The UK, Canadian and Belgian manned guarding businesses have been treated as discontinued.

(2) Results at constant exchange rates have been translated at the full year average exchange rates for the year ended 31 December 2005.

(3) Before amortisation of customer lists of £5.3m (2005: £5.7m) and exceptional items of £1.3m (2005: £nil).

(4) Before amortisation of customer lists of £5.3m (2005: £5.7m), exceptional items of £1.3m (2005: £nil) and items of a one-off nature of £3.5m (2005: £1.0m). See appendix 4 for further details.

(5) Cash flow before acquisitions, disposals and equity dividend payments.

FIRST QUARTER HIGHLIGHTS

- Group revenue up by 9.5%; organic growth 4.3%
- Group portfolio up by 3.5% (including acquisitions)
- Operating profit and profit before tax in line with expectations, impacted by one-off costs and planned organic investment outlined at

preliminary results

- Performance improvement initiatives progressing
- Outlook for 2006 unchanged

Commenting on first quarter performance and outlook, Doug Flynn, CEO, said:

'In the first quarter we continued to make progress in the performance improvement initiatives which are underway across the group. There was evidence in the quarter that these initiatives are working, with revenues increasing both organically and through acquisitions. Nevertheless there remains much more to do. The profit performance of the group, although down on last year, was in line with our own expectations for the quarter and statements made at the time of the preliminary results in February.

'The economic environment in some of our major markets remains unhelpful but we must deal with the markets as they are, not as we would wish them to be. We continue to expect that we will not achieve growth in full year adjusted profit before tax before 2007 but that we will exit 2006 with a rising second half trend.'

FIRST QUARTER OVERVIEW

Since the interim results in August 2005, we have reported on developments in three areas of attention: strategy; people and structure; and operations. Progress made in each of these areas during the first quarter of 2006 is detailed below.

Strategy

Work continued in the first quarter towards our goals to achieve clearer strategic focus and to build stronger strategic positions in our businesses.

The acquisition of J.C. Ehrlich Co. Inc. ('Ehrlich') was completed on 1 March for a gross consideration of $141.8 million (£80.1 million). Ehrlich was the largest independently-owned pest control company in the USA and the fourth largest overall. Its operations are focused on the eastern seaboard and are

complementary to our existing US pest control operations. This key acquisition gives us a solid platform for growth in the USA, which is considered to be one of the fastest growing of the western pest control markets. Following the acquisition, the USA is now our second largest pest control operation.

The intention to divest the manned guarding business was announced in February. The activities in the UK and Canada were sold on 7 and 10 March respectively and the Belgian activities on 21 April. The group continues to explore the possible disposal of the remaining manned guarding business in the USA.

The buy-in of City Link franchises continued in the first quarter. Two businesses with a combined annual turnover of some £31 million were acquired for £10.5 million.

Five bolt-on acquisitions were made during the quarter for a total consideration of £2.2 million. These were predominantly in the pest control and tropical plants divisions.

The group launched a £300 million issue of notes under its EMTN programme on 21 March 2006. The notes carry a coupon of 5.75% per annum and will mature on 31 March 2016. The issue was aimed at progressively lengthening the group's debt maturity profile and the proceeds were used to pay down bank debt.

People and Structure

Further senior management appointments were made in the quarter, most notably in the pest control, tropical plants and Asia Pacific businesses.

A new long-term incentive programme for the group's most senior managers will be put to shareholders at the annual general meeting on 18 May.

The corporate head offices at Felcourt and East Grinstead have relocated to new offices in London and Gatwick.

Operations

Our priorities in the first quarter were to continue the implementation of the detailed turnaround and performance improvement programmes. Progress is being made in the projects across a broad front.

In January, the group announced that it would close the loss-making UK linen and workwear operations on 30 April 2006. Detailed arrangements to assist customers in finding alternative suppliers were mobilised and a consultation and support programme was put in place for the 1,800 affected employees.

The UK washroom business was finally separated from linen and workwear during December and this quarter was its first as a standalone business. Implementation of the new Oracle ERP and CRM system - which will ultimately run across the group - commenced during the quarter and is scheduled to be completed in this business during the third quarter of 2006.

Sales and marketing efforts have been boosted in the pest control division with the launch of www.rentokil.com on 1 March. This global landing page enhances the online content of some of our major pest control businesses and provides an e-presence for the first time for others. Early indications are that a significant number of new business leads are being generated through this medium. We have recently acquired www.initial.com which will be used to develop the online presence of our Initial branded businesses in a similar fashion.

2006 OUTLOOK

Market conditions in our textiles and washroom businesses remain difficult in some of the main European markets, particularly France, the Netherlands, Belgium and Germany. Across the group as a whole, revenue growth and contract retention are both expected to improve in 2006 and there was some evidence of this in the first quarter. We continue to expect that we will not achieve growth in full year adjusted profit before tax before 2007 but that we will exit 2006 with a rising second half trend.

For further information:

Shareholder/analyst enquiries:

Andrew Macfarlane, Chief Financial Officer	Rentokil Initial plc
Lisa Williams, IR Manager	Tel: 020 7866 3000

Media enquiries:

John Sunnucks Brunswick Group
Jon Rhodes Tel: 020 7404 5959

A conference call for analysts and shareholders will be held on Thursday 4 May at 9:00am. To join this call, please dial +44 (0) 20 7138 0818. A recording of the call will be available for 14 days on the following numbers: UK - +44 (0) 20 7806 1970, USA - 718 354 1112. The passcode for both replay numbers is 3488126 #.

This announcement contains statements that are, or may be, forward-looking, regarding the group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances, and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

GROUP PERFORMANCE

Basis of Preparation

In all cases, references to operating profit are for continuing businesses before amortisation of customer lists and exceptional items. References to adjusted operating profit and adjusted profit before tax and amortisation (PBTA) also exclude items of a one-off nature totalling a net cost of £3.5 million (2005: £1.0 million) that, in addition to exceptional items and amortisation of customer lists, have impacted the results for the period. These principally relate to reorganisation and redundancy costs, associated asset impairments, profit on the sale of land and buildings and professional and other costs in the group centre. An analysis of these costs by division is provided in appendix 4. All comparisons are at constant (December 2005) exchange rates.

Revenue for the group in the first quarter was 9.5% higher than last year. Organic revenue growth was 4.3%. Revenue increases were achieved by all divisions except the textiles and washroom services division where revenue was flat year-on-year due to the impact of the closure of the UK linen and workwear activities. The portfolio increased by £55.5 million or 3.5%, largely

reflecting the acquisition of Ehrlich in the pest control division.

In line with expectations, operating profit fell by £11.0 million or 15.3% in the quarter. City Link was the only division to record a rise in operating profit. Adjusting for the impact of one-off items of £3.5 million (2005: £1.0 million), adjusted operating profit was 11.7% lower than the same quarter last year. The main contributors to this decline were:

- Increased operating losses in UK linen and workwear in the run up to closure
- Planned revenue investment made during the quarter, particularly in continental European textiles and washroom services, pest control, electronic security and UK cleaning
- Adverse impact of 'Agenda for Change' on hospital services profitability
- Higher fuel and energy costs, up some 20% year-on-year

In addition to these trading items, the first quarter of 2005 included a £2.3 million credit against net interest payable relating to the Ashtead loan note which was repaid in the middle of last year.

Group profit before tax, amortisation of customer lists and exceptional items fell by £11.7 million (18.8%) in the first quarter compared to last year. Adjusted profit before tax - which also excludes one-off items - fell by 14.6%.

DIVISIONAL PERFORMANCE

Textiles and Washroom Services

£m	Q1 06	Q1 05	% change
At 2005 constant exchange rates:			
Portfolio - net movement	(1.8)	15.5	

Revenue	158.4	158.5	(0.1%)
Operating profit (before amortisation of customer lists & exceptional items)	25.8	30.3	(14.9%)
Adjusted operating profit (before one-off items, amortisation of customer lists & exceptional items)	26.1	30.5	(14.4%)

The performance of the division was impacted significantly by the proposed closure of the linen and workwear activities in the UK which was announced on 25 January. These activities will not be treated as discontinued until after closure on 30 April. Revenue was flat for the division as a whole, whilst adjusted operating profit fell by £4.4 million. Divisional operating profit did improve month-by-month as the quarter progressed. The division's portfolio declined by £1.8 million during the quarter with a net gain in continental Europe offset by a net reduction in the UK.

Revenue in the UK fell by £3.9 million as linen and workwear customers started to move their business to alternative suppliers. As a result, operating losses increased to £3 million in that part of the business (2005: £0.8 million loss). Exit costs remain within the guidance given in January of £13-18 million in the first half of 2006.

The UK washroom business, which is being retained, is trading well and we are encouraged by the progress being made as we continue to integrate and develop it.

In continental Europe, market conditions remained tough in the first quarter with the dual pressures of competition and weak economic performance constraining demand for our services, particularly in France, the Netherlands, Belgium and Germany. Against this background, revenue in continental Europe grew by 3.1% year-on-year, of which 1.2% was organic. The majority of businesses achieved revenue growth with the strongest increases in the hospital activities of the French textiles business, the Spanish textiles business and the Danish and Portuguese washroom businesses. Dutch textiles, however, reported lower revenue than last year due to competitor pressure. The portfolio in continental Europe increased by 3.5% in the first quarter. March saw the best portfolio performance - net of price increases - for a number of months.

Planned investment in sales and service heads, increases in the price of fuel and gas and the difficult trading environment combined to impact the operating

profit of the continental European businesses in the first quarter, which fell 9.1% year-on-year. The two largest businesses - French and Dutch textiles - both saw profitability fall but some of the smaller countries did achieve operating profit growth.

Pest Control

£m	Q1 06	Q1 05	% change
At 2005 constant exchange rates:			
Portfolio - net movement	47.7	0.6	
Revenue	57.2	50.1	14.2%
Operating profit (before amortisation of customer lists & exceptional items)	13.7	15.1	(9.3%)
Adjusted operating profit (before one-off items, amortisation of customer lists & exceptional items)	14.3	15.1	(5.3%)

The pest control division enjoyed strong revenue growth of 14.2% compared to the first quarter of last year. This was largely a result of the acquisition of Ehrlich in the USA which contributed revenue of £4.7 million in the first quarter following acquisition on 1 March 2006. Organic growth for the quarter was 3.8%. Ehrlich and two small US bolt-on acquisitions also added £46.9 million to the portfolio. The UK pest control business is the subject of one of the group's major performance improvement programmes and further changes were made to this business's management team in the first quarter. First quarter revenue in the UK was broadly unchanged on the prior year. Revenue increased in the large continental European markets of France, Germany, the Netherlands, Belgium, Portugal and Spain as well as most of the smaller countries of operation. Revenue decreased in Ireland due in part to the loss of a significant customer.

The strong positive net movement in the portfolio is due to Ehrlich. Excluding acquisitions, the total portfolio increased by £0.8 million in the first quarter. Terminations improved in almost all countries - evidence of the

benefit of improved service levels. However, new business wins in the UK and France were somewhat disappointing and remain the subject of management focus.

Operating profit fell for the division as a whole by £1.4 million. Excluding the impact of one-off items operating profit fell by £0.8 million. These results are in line with management expectations for the quarter, reflecting specific planned actions in the UK. The one-off items were largely reorganisation costs in the UK which contributed to declining profits in that business during the quarter. There was a mixed picture for operating profit in continental Europe. Improvements were recorded in France, Belgium, the Netherlands, Spain and Portugal in line with higher revenue and some margin improvement due to lower costs. In other countries, particularly those in northern Europe, operating profit was negatively impacted by adverse weather conditions.

Tropical Plants

£m	Q1 06	Q1 05	% change
At 2005 constant exchange rates:			
Portfolio - net movement	0.4	3.7	
Revenue	24.6	22.9	7.4%
Operating profit (before amortisation of customer lists & exceptional items)	0.8	1.1	(27.3%)
Adjusted operating profit (before one-off items, amortisation of customer lists & exceptional items)	0.8	1.1	(27.3%)

Revenue for the tropical plants division was 7.4% higher year-on-year in the first quarter, of which 3.1% was organic growth. Double digit growth was recorded by the USA, the largest tropical plants operation, due mostly to strong jobs revenue. In the UK - which recruited a new managing director during the quarter - non-contract work also resulted in higher revenue. Most of the continental European businesses also saw revenue increases due variously to higher contract and jobs sales.

Overall, operating profit fell by £0.3 million due in the main to the increased

cost of the division's management infrastructure which has been significantly upgraded since the first quarter of last year. This investment has been made to enable us to address the performance of some of the division's underperforming businesses. On the positive side, higher revenue from jobs in the USA resulted in an increase in operating profit during the quarter. Elsewhere, however, operating profit was impacted by margin pressure in some businesses - particularly in France where a number of contracts were retendered during the quarter - and higher plant and service costs.

Electronic Security

£m	Q1 06	Q1 05	% change
At 2005 constant exchange rates:			
Portfolio - net movement	0.7	1.7	
Revenue	68.8	61.2	12.4%
perating profit (before amortisation of customer lists & exceptional items)	7.0	8.0	(12.5%)
Adjusted operating profit (before one-off items, amortisation of customer lists & exceptional items)	7.6	8.0	(5.0%)

Organic revenue growth accounted for 3.3% of the 12.4% increase achieved in the first quarter for the division as a whole. The £0.4 million decline in adjusted operating profit represents increased sales and marketing spend added this year in the UK, France and the Netherlands. The portfolio increased during the quarter by £0.7 million.

In the UK, the top line benefited from sales and marketing investment put into the business last year. In the UK fire and security sector, good revenue growth was achieved on the back of 4% average portfolio growth and strong non-contract revenue. The mix favoured lower margin activities compared with the same quarter last year and higher sales and admin costs resulted in a small decline in operating profit, although adjusting for specific one-off reorganisation and acquisition integration costs operating profit improved. The UK systems sector also produced a strong revenue performance, boosted by portfolio growth from the

acquisition of Attendo at the end of 2005. Operating profit was flat year-on-year with the contribution from increased activity levels offset by integration costs.

In France, revenue increased modestly due to growth in the portfolio, although there was a slow start to the year in terms of non-contract revenue. Planned investment in sales and infrastructure - a key driver of future growth in this business - pushed operating profit below the first quarter of 2005.

The Netherlands reported increased revenue from both portfolio growth and strong non-contract revenue. The costs of the quality and performance improvement programme which is being undertaken as a key driver of profitable growth in the second half of 2006 offset higher revenue and resulted in lower operating profit.

Revenue and operating income were both up significantly in the small US electronic security business due to the impact of the 2005 Videomaster acquisition which doubled the portfolio compared with the first quarter of 2005.

City Link

£m4	Q1 06	Q1 05	% change
At 2005 constant exchange rates:			
Revenue	34.1	25.4	34.3%
Operating profit (before amortisation of customer lists & exceptional items)	5.7	5.2	9.6%
Adjusted operating profit (before one-off items, amortisation of customer lists & exceptional items)	5.7	5.2	9.6%

Revenue for City Link increased by 34.3% in the first quarter. Revenue from acquired franchises accounted for 21.1%, putting organic revenue growth at 13.2% over the first quarter of 2005. Network volumes overall increased by 10.3% in the quarter, with some important new accounts coming on stream for the first

time.

Operating profit increased by 9.6%, reflecting the benefit of higher volumes, although average prices were lower than last year due to highly competitive market conditions. Operating profit increased as a result of franchise acquisitions but profit margins fell because franchise businesses typically run at lower margins than our own company.

The franchise buy back programme announced in October 2005 is ongoing, with 35 of the 70 territories now in-house. Acquisition spend in the first quarter was £10.5 million.

Facilities Services

£m	Q1 06	Q1 05	% change
At 2005 constant exchange rates:			
Portfolio - net movement	6.2	2.7	
Revenue	160.9	141.0	14.1%
Operating profit (before amortisation of customer lists & exceptional items)	8.7	10.3	(15.5%)
Adjusted operating profit (before one-off items, amortisation of customer lists & exceptional items)	8.7	10.3	(15.5%)

Following good portfolio growth in 2005, revenue in the first quarter rose by 14.1% year-on-year to £160.9 million. Operating profit fell by £1.6 million as a result of planned revenue investments of some £1 million during the quarter - particularly in UK cleaning - and lower margins and losses in hospital services.

The UK, Canadian and Belgian manned guarding activities have been sold and are therefore treated as discontinued operations.

US manned guarding reported good revenue growth due to the benefit of the acquisitions made in 2005. Operating profit increased due to infrastructure

synergies and reductions in state unemployment insurance (SUI) rates.

Revenue for UK cleaning moved ahead positively during the first quarter in line with good portfolio growth in the second half of last year and strong job work during March. Operating profit fell due to margin pressure and planned revenue investment. Cleaning in Spain and the Netherlands also reported portfolio and revenue growth and operating profit rose in both these operations.

The catering business reported revenue growth over the previous year due to new contract gains in 2005 and an increase in trading days compared with the first quarter of last year. Operating profit also improved due to higher revenue and margin improvement in the business and industry segment.

Operating profit for hospital services fell as a result of the known impact of 'Agenda for Change', which reduced profits by £0.6 million year-on-year.

Asia Pacific

£m	Q1 06	Q1 05	% change
At 2005 constant exchange rates:			
Portfolio - net movement	2.6	1.4	
Revenue	23.1	21.7	6.5%
Operating profit (before amortisation of customer lists & exceptional items)	4.9	5.5	(10.9%)
Adjusted operating profit (before one-off items, amortisation of customer lists & exceptional items)	5.0	5.5	(9.1%)

Revenue for the Asia Pacific division was 6.5% higher than the same quarter last year with all countries ahead with the exception of one small business. Of this improvement, 6.1% was due to organic growth. The portfolio showed a net gain of £2.6 million during the first quarter, with gains virtually across the board. Excluding acquisitions, the net portfolio gain was £1.6 million.

In terms of operating profit, the picture is more mixed. Profits in South East Asia were broadly flat overall. However margin pressure in the Australian washroom business and the increase in divisional costs (where we have invested in infrastructure to support planned growth in the region) resulted in divisional operating profit £0.6 million behind last year.

Other

£m	Q1 06	Q1 05	% change
At 2005 constant exchange rates:			
Portfolio - net movement	0.8	0.9	
Revenue	8.0	7.7	3.9%
Operating profit (before amortisation of customer lists & exceptional items)	2.9	3.1	(6.5%)
Adjusted operating profit (before one-off items, amortisation of customer lists & exceptional items)	2.9	3.1	(6.5%)

'Other' businesses comprise our South African operations.

Discontinued Operations

The UK, Canadian and Belgian manned guarding businesses have been treated as discontinued in this quarter.

Central Costs

Central costs of £8.7 million for the quarter increased by £1.9 million over 2005, primarily as a result of costs associated with the business review which commenced in the second half of 2005 together with reorganisation costs. Excluding the effect of one-off items, central costs were 13.3% higher than the same quarter in 2005 as a result of higher investment in IT, the cost of incentive schemes and the head office relocations.

Exceptional Items

The exceptional costs incurred in the first quarter of £1.3 million relate to the closure of the UK linen and workwear operations. The bulk of the costs will be recognised (as exceptionals) in the second quarter.

One-off Items

Details of the one-off items incurred in the first quarter are set out in appendix 4. They relate to consultancy, reorganisation and redundancy costs.

Interest

Net interest payable of £11.0 million was £0.6 million higher than 2005 with lower net borrowings being partly offset by higher interest rates, although a change in the currency mix of debt in 2006 mitigated some of the rate increase. In addition, the 2005 interest line included a £2.3 million credit in respect of the amortisation of the discount on the Ashtead loan note which was redeemed in the second half of 2005.

Pensions

The trustees of the UK defined benefit pension scheme changed the asset mix of the fund's investments from 80% equities/20% fixed income to approximately 20% equities/80% fixed income in early April.

Appendix 1

ANNUAL CONTRACT PORTFOLIO - CONTINUING BUSINESSES

3 Months to 31 March 2006

£m at constant 2005 exchange rates	1.1.06	New Business	Terminations	Net Additions/ Reductions	Acquisitions	31.3.06
Textiles & Washroom Services	604.0	14.6	(16.6)	0.2	-	602.2
Pest Control	161.7	6.3	(7.2)	1.7	46.9	209.4
Tropical Plants	85.0	2.3	(2.8)	0.9	-	85.4
Electronic Security	99.2	2.4	(2.9)	1.2	-	99.9
Manned Guarding	125.2	5.7	(4.7)	(1.2)	-	125.0
Other*	351.8	9.4	(8.1)	5.1	-	358.2
Facilities Services*	477.0	15.1	(12.8)	3.9	-	483.2
Asia Pacific	115.1	3.8	(3.3)	1.2	0.9	117.7
Other	27.8	0.9	(0.9)	0.8	-	28.6
TOTAL	1,569.8	45.4	(46.5)	9.9	47.8	1,626.4

* Includes net adjustment of £92.8 million for the removal of catering and property which are no longer considered to be portfolio businesses.

Notes

Contract Portfolio Definition: Customer contracts are usually either 'fixed price', 'as-used' (based on volume) or mixed contracts. Contract portfolio is the measure of the annualised value of these customer contracts.

Contract Portfolio Valuation: The contract portfolio value is typically recorded as the annual value from the customer contract. However, in some cases - especially 'as-used' (based on volume) and mixed contracts - estimates are required in order to derive the contract portfolio value. The key points in respect of valuation are:

'As-used' contracts: These are more typical in textiles and washroom services, where elements of the contract are often variable and based on usage. Valuation is based on historic data (where available) or forecast values.

Income annualisation: In some instances, where for example the underlying contract systems cannot value portfolio, or there is a significant 'as-used' element, the portfolio valuation is calculated using an invoice annualisation method.

Inter-company: The contract portfolio figures include an element of inter-company revenue.

Job Work and Extras: Many of the contracts within the contract portfolio include ad hoc and/or repeat job work and extras. These values are excluded from the contract portfolio.

Rebates: The contract portfolio value is gross of customer rebates. These are considered as a normal part of trading and are therefore not removed from the portfolio valuation.

New Business: Represents new contractual arrangements in the period, which can either be new contracts with an existing customer, or with a new customer.

Terminations: Represent the cessation of either a specific existing customer contract or the complete cessation of business with a customer, in the period.

Net Additions / *Reductions: Represents net change to the value of existing* customer contracts in the period as a result of changes (either up or down) in volume and/or pricing.

Acquisitions: Represents the valuation of customer contracts obtained from acquisitions made in the period.

Appendix 2

Divisional Analysis (at constant exchange rates)
(based upon the way businesses are managed)

(at 2005 constant exchange rates)	3 months to 31 March 2006 £m (unaudited & unreviewed)	3 months to 31 March 2005 £m (unaudited & unreviewed)
Business Analysis		
Revenue		
Textiles & Washroom Services	158.4	158.5
Pest Control	57.2	50.1
Tropical Plants	24.6	22.9
Electronic Security	68.8	61.2
City Link	34.1	25.4
Manned Guarding	32.6	28.3
Other	128.3	112.7
Facilities Services	160.9	141.0
Asia Pacific	23.1	21.7
Other	8.0	7.7
Continuing operations at 2005 constant exchange rates	535.1	488.5
Exchange	4.4	0.1
Continuing operations at actual exchange rates	539.5	488.6
Operating Profit*		
Textiles & Washroom Services	25.8	30.3
Pest Control	13.7	15.1
Tropical Plants	0.8	1.1
Electronic Security	7.0	8.0
City Link	5.7	5.2

Manned Guarding	1.2	0.9
Other	7.5	9.4
Facilities Services	8.7	10.3
Asia Pacific	4.9	5.5
Other	2.9	3.1
Central Items	(8.7)	(6.8)
Continuing operations at 2005 constant exchange rates	60.8	71.8
Exchange	0.3	0.3
Continuing operations at actual exchange rates	61.1	72.1

* Before amortisation of customer lists and items identified as exceptional.

Appendix 3

Divisional Analysis (at actual exchange rates)
(based upon the way businesses are managed)

(at actual exchange rates)	3 months to 31 March 2006 £m (unaudited & unreviewed)	3 months to 31 March 2005 £m (unaudited & unreviewed)
Business Analysis		
Revenue		
Textiles & Washroom Services	158.9	160.1
Pest Control	57.7	50.2
Tropical Plants	25.3	22.4
Electronic Security	69.1	61.4

City Link	34.1	25.4
Manned Guarding	34.0	27.1
Other	128.4	112.9
Facilities Services	162.4	140.0
Asia Pacific	23.6	21.2
Other	8.4	7.9
Continuing operations at actual exchange rates	539.5	488.6
Operating Profit*		
Textiles & Washroom Services	25.7	30.6
Pest Control	13.8	15.2
Tropical Plants	0.7	1.1
Electronic Security	7.0	8.0
City Link	5.7	5.2
Manned Guarding	1.3	0.9
Other	7.5	9.4
Facilities Services	8.8	10.3
Asia Pacific	5.0	5.3
Other	3.1	3.2
Central Items	(8.7)	(6.8)
Continuing operations at actual exchange rates	61.1	72.1

* Before amortisation of customer lists and items identified as exceptional.

Appendix 4

One-off Items

	3 months to	3 months to	3 months to

	31 March 2006* £m (unaudited & unreviewed)	31 March 2006** £m (unaudited & unreviewed)	31 March 2005** £m (unaudited & unreviewed)
Textiles & Washroom Services	(0.3)	(0.3)	(0.2)
Pest Control	(0.6)	(0.6)	-
Tropical Plants	-	-	-
Electronic Security	(0.6)	(0.6)	-
City Link	-	-	-
Facilities Services	-	-	-
Asia Pacific	(0.1)	(0.1)	-
Other	-	-	-
Central Items	(1.9)	(1.9)	(0.8)
	(3.5)	(3.5)	(1.0)

* At actual exchange rates.
** At 2005 constant exchange rates.